UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                        For the month of: April 21, 2005
                        Commission File Number: 000-30827

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                 (Translation of registrant's name into English)

                               34 Ha-Barzel Street
                             TEL-AVIV 69710, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :N/A

     Attached hereto and incorporated by reference herein is the registrant's press release announcing its first quarter 2005 earnings issued on April 21, 2005 and the registrant's move to Foreign Private Issuer status.



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            CLICKSOFTWARE TECHNOLOGIES LTD.
                                            (Registrant)


                                            By: /s/ Shmuel Arvatz
                                            ---------------------
                                            Shmuel Arvatz
                                            Executive Vice President and
                                            Chief Financial Officer



Date: April 21, 2005

CONTACTS:
Shmuel Arvatz                               Howard Kalt
Chief Financial Officer                     Kalt Rosen & Co.
+972-3-7659467                              (415) 397-2686
shmuel.arvatz@clicksoftware.com             info@krc-ir.com

                 CLICKSOFTWARE REPORTS FINANCIAL RESULTS FOR THE
                       FIRST QUARTER ENDED MARCH 31, 2005
              -----------------------------------------------------
               COMPANY TO SWITCH TO FOREIGN PRIVATE ISSUER STATUS

BURLINGTON, MA, APRIL 21, 2005 - ClickSoftware Technologies, Ltd., (Nasdaq:
CKSW), the leading provider of end-to-end service chain optimization software, today announced results for the first quarter ended March 31, 2005. These results are in line with those previously announced on a preliminary basis on April 7, 2005.

For the first quarter ended March 31, 2005, total revenues were $6.0 million, with net loss of $639,000, or $0.02 per share. This compares with revenues of $5.0 million and net income of $72,000, or $0.00 per share, for the same period last year, and revenues of $6.8 million and net income of $428,000, or $0.02 per share, for the fourth quarter of 2004. The revenues recognized this quarter include only a small percentage of a multi-million dollar contract signed with Anglian Water, which was announced on March 29th. The remaining revenues from this transaction are expected to be recognized over the next several quarters.

Software license revenues for the first quarter of 2005 were $2.6 million, while service revenues were $3.4 million. This compares to software license revenues of $2.3 million and service revenues of $2.7 million for the same period last year, and $3.9 million and $2.9 million in the fourth quarter of 2004.

Gross profit in the first quarter was $3.9 million, or 65% of revenues, compared to $3.4 million, or 68% of revenues, in the same period last year, and $4.5 million, or 66% of revenues, in the fourth quarter of 2004.

As of March 31, 2005, the company had cash, cash equivalents and short and long-term investments of $13.5 million, up from $12.0 million at the end of 2004. Net cash from operating activities was $1.5 million in the first quarter of 2005.

Deferred revenues as of the end of the first quarter of 2005 were $5.0 million, compared to $3.0 million at the end of 2004.

"Q1 was a very strong quarter for ClickSoftware in terms of bookings, even though this is not reflected in the reported revenues. We had a good balance of transaction size, coupled with new and repeat business. We continue to solidify our position as the preferred choice for large companies as evidenced by the recent win in Anglian Water. Recent marketing and sales initiatives in India, China and other countries in the region are contributing to our healthy pipeline," said Dr Moshe BenBassat, ClickSoftware's Chairman and CEO.

OUTLOOK

The company said it is experiencing robust activities worldwide, and that it is maintaining its prior guidance of $27.3 million to $29.6 million in revenues for the full year. This assessment is based on the existing backlog and several large prospective sales that the company believes it has a good chance of closing.

FOREIGN PRIVATE ISSUER STATUS

Going forward, ClickSoftware intends to satisfy its reporting obligations under U.S. federal securities laws as a foreign private issuer. Historically, the Company has complied with reporting obligations applicable to U.S. domestic issuers. ClickSoftware's U.S. periodic reporting requirements with the SEC will now consist of filing an annual report on Form 20-F and furnishing Forms 6-K for its quarterly operating results and for other material information made public or generally distributed to security holders. The Company intends to continue to report its quarterly financial results in accordance with US GAAP on a schedule consistent with its current disclosure practices. By electing to report as a foreign private issuer, the Company will simplify its reporting requirements, resulting in reduced administration costs, without materially affecting the quality and availability of information to shareholders and investors.

INVESTOR CONFERENCE CALL

ClickSoftware will host a conference call today at 9:30 a.m. ET to discuss these results and answer questions from the investment community. To participate, please call (800) 683-1585 and ask for the ClickSoftware conference call. International participants, please call (973) 935-2407. The conference call will be simultaneously webcast (in listen mode only) and is available via the Internet at http://www.clicksoftware.com. A replay of this call will be available on the ClickSoftware website, or by calling (877) 519-4471 (international callers can dial (973) 341-3080). The passcode for the replay is 5942441.

ABOUT CLICKSOFTWARE

ClickSoftware is the leading provider of workforce and service optimization solutions that maximize workforce productivity and customer satisfaction while minimizing operations costs. ClickSoftware's ServiceOptimization Suite provides an integrated, intelligent solution for automatic, efficient, and effective decisions over the entire service decision-making chain. It includes reliable customer demand and workload forecasting, strategic and tactical capacity planning, daily service scheduling, troubleshooting and repair support, wireless workforce management, and business analytics, connecting all organizational levels and functions.

The company has offices in Burlington, MA; Tel-Aviv, Israel; North America; Europe; and Asia Pacific. For more information about ClickSoftware, call (781) 272-5903 or (888) 438-3308 or visit http://www.clicksoftware.com

This press release contains express or implied forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Exchange Act. These forward-looking statements include, but are not limited to, those regarding future results of operations, visibility into future periods, continued growth and rate of growth, increasing transaction size, greater involvement of channel partners in transactions, and expectations regarding future closing of contracts, recognition of revenues and deferred revenues. Such "forward-looking statements" involve known and unknown risks, uncertainties and other factors, which may cause actual results or performance to be materially different from those projected. Achievement of these results by Clicksoftware and its subsidiaries may be affected by many factors, including among others, the following: risks and uncertainties regarding the general economic outlook; the length of or change in the company's sales cycle; the company's ability to identify potential customers and to close sales to potential customers in a timely manner; the company's ability to maintain or increase relationships with strategic partners; the size of transactions the company is able to complete; the ability of the company's professional services group to successfully complete implementations; and the company's ability to compete and the level of competition. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in ClickSoftware's annual report on Form 10-K for the year ended December 31, 2004 and subsequent filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.



Note:  Financial Schedules Attached

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                           CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                MARCH 31     DECEMBER 31
                                                                --------      --------
                                                                  2005          2004
                                                                --------      --------
                      ASSETS
CURRENT ASSETS
   CASH AND CASH EQUIVALENTS                                    $  7,118      $  4,196
   SHORT-TERM INVESTMENTS                                          6,110         7,533
   TRADE RECEIVABLES, NET                                          4,197         5,317
   OTHER RECEIVABLES AND PREPAID EXPENSES                          1,672           982
                                                                --------      --------
                   TOTAL CURRENT ASSETS                           19,097        18,028
                                                                --------      --------

FIXED ASSETS
   COST                                                            3,358         3,713
   LESS - ACCUMULATED DEPRECIATION                                 2,279         2,646
                                                                --------      --------
                                                                   1,079         1,067
                                                                --------      --------

   LONG-TERM INVESTMENTS                                             264           264
   SEVERANCE PAY DEPOSITS                                            896           890
                                                                --------      --------

                             TOTAL ASSETS                       $ 21,336      $ 20,249
                                                                ========      ========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
   ACCOUNTS PAYABLE AND ACCRUED EXPENSES                           4,276         4,731
   DEFERRED REVENUES                                               5,016         2,969
                                                                --------      --------
                   TOTAL CURRENT LIABILITIES                       9,292         7,700
                                                                --------      --------

LONG TERM LIABILITIES
   ACCRUED SEVERANCE PAY                                           1,693         1,677
                                                                --------      --------
                   TOTAL LONG-TERM LIABILITIES                     1,693         1,677
                                                                --------      --------

                   TOTAL LIABILITIES                              10,985         9,377
                                                                --------      --------

SHAREHOLDERS' EQUITY
   ORDINARY SHARES OF NIS 0.02 PAR VALUE                             111           110
   ADDITIONAL PAID-IN CAPITAL                                     71,056        70,930
   DEFERRED STOCK COMPENSATION                                      (318)         (309)
   ACCUMULATED DEFICIT                                           (60,455)      (59,816)
   TREASURY STOCK, AT COST:  39,000 SHARES                           (43)          (43)
                                                                --------      --------
                   TOTAL SHAREHOLDERS' EQUITY                     10,351        10,872
                                                                --------      --------

                             TOTAL LIABILITY AND
                             SHAREHOLDERS' EQUITY               $ 21,336      $ 20,249
                                                                ========      ========

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                               THREE MONTHS ENDED
                                                               MARCH 31, 2005                       MARCH 31, 2004
                                                       ------------------------------       -----------------------------
                                                             $           % OF REVENUES           $           % OF REVENUES
                                                       ------------      ------------       ------------     ------------
REVENUES:
       SOFTWARE LICENSE                                $      2,654                44%      $      2,270               45%
       SERVICES                                               3,356                56%             2,738               55%
                                                       ------------      ------------       ------------     ------------
             TOTAL REVENUES                                   6,010               100%             5,008              100%
                                                       ------------      ------------       ------------     ------------
COST OF REVENUES:
       SOFTWARE LICENSE                                         364                 6%               207                4%
       SERVICES                                               1,766                29%             1,402               28%
                                                       ------------      ------------       ------------     ------------
             TOTAL COST OF REVENUES                           2,130                35%             1,609               32%
                                                       ------------      ------------       ------------     ------------

GROSS PROFIT                                                  3,880                65%             3,399               68%
                                                       ------------      ------------       ------------     ------------
OPERATING EXPENSES:
       RESEARCH AND DEVELOPMENT COSTS, NET                      876                15%               741               15%
       SELLING AND MARKETING EXPENSES                         2,786                46%             1,954               39%
       GENERAL AND ADMINISTRATIVE EXPENSES                      757                13%               673               13%
       AMORTIZATION OF DEFERRED STOCK-BASED
       COMPENSATION                                               4                 0%                 -                -
                                                       ------------      ------------       ------------     ------------

             TOTAL OPERATING EXPENSES                         4,423                74%             3,368               67%
                                                       ------------      ------------       ------------     ------------
INCOME (LOSS) FROM OPERATIONS                                  (543)               (9)%               31                1%
INTEREST AND OTHER INCOME (EXPENSES), NET                       (96)               (2)%               41                0%
                                                       ------------      ------------       ------------     ------------
NET INCOME (LOSS)                                      $       (639)              (11)%     $         72                1%
                                                       ------------      ------------       ------------     ------------

NET INCOME  (LOSS) PER ORDINARY SHARE:
BASIC                                                  $      (0.02)                        $       0.00
                                                       ------------                         ------------
DILUTED                                                $      (0.02)                        $       0.00
                                                       ------------                         ------------
SHARES USED IN COMPUTING BASIC NET INCOME (LOSS)
PER SHARE                                                27,427,184                           27,036,273
                                                       ------------                         ------------
SHARES USED IN COMPUTING DILUTED NET INCOME (LOSS)
PER SHARE                                                28,469,313                           28,696,878
                                                       ------------                         ------------